Exhibit 99.1

BiondVax Announces Fourth Quarter and Full Year 2020 Financial Results

and Provides Business Update

Jerusalem, Israel – May 13, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today published its fourth quarter and full year financial results for the year ended December 31, 2020 and provided a business update.

Fourth Quarter 2020 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to US$ is provided using the exchange rate of 3.215 (NIS/US$), the rate as of the close of business on December 31, 2020.

●	Total operating expenses for the quarter were NIS 12.3 million ($3.2 million) compared with NIS 45.7 million for the fourth quarter of 2019.

●	R&D expenses for the quarter amounted to NIS 7.8 million ($2.4 million) compared with NIS 37.6 million for the fourth quarter of 2019.

Full Year 2020 Financial Summary

●	Total operating expenses for the year were NIS 68.2 million ($21.2 million) offset by other income of NIS 75.8 million ($23.4 million) due to the revaluation of the EIB loan compared with NIS 78.3 million in 2019.

●	R&D expenses for the year amounted to NIS 51.4 million ($16 million) compared with NIS 68.6 million in 2019.

As of December 31, 2020, BiondVax had cash and cash equivalents of NIS 9.4 million ($2.9 million) compared to NIS 72.4 million as of December 31, 2019. Following the balance sheet date, in February 2021, the Company completed a follow-on offering on Nasdaq, providing total gross proceeds of approximately $13.8 million and net proceeds after fees and discounts of approximately $12.8 million. As of May 12, 2021, the Company had cash and cash equivalents of NIS 46 million (approximately $14 million).

The complete financial results are available in the Company’s annual report on Form 20-F for the year ended December 31, 2020, to be filed with the Securities and Exchange Commission. A summary is included in the tables below.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Recent Corporate Update

Following the October 23, 2020 announcement that the Phase 3 trial of M-001, our universal influenza vaccine candidate, did not meet its efficacy endpoints, BiondVax implemented the following actions:

●	Appointed a new CEO: Mr. Amir Reichman began serving as BiondVax’s CEO on a full-time basis on March 2, 2021, taking over from Dr. Ron Babecoff, who has continued to serve BiondVax as a senior advisor to ensure a smooth transition. Most recently, Reichman held senior leadership positions at the GSK Vaccine headquarters in Belgium, including Head of Global Vaccines Engineering Core Technologies and Asset Management, and Senior Director Global GSK Vaccines Supply Chain.

●	New Mission: As described in his March 23, 2021 CEO Letter to Shareholders, Reichman explained that while previously BiondVax had been a one product company, going forward the Company is implementing a strategy to diversify its pipeline of products towards a new mission: To help build a healthier and happier world by developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses.

●	Financing: In February 2021, BiondVax completed a follow-on offering on Nasdaq with total gross proceeds of approximately $13.8 million to strengthen the Company’s balance sheet. These additional funds will be used to support ongoing operating expenses and implementation of the new corporate mission and strategy. BiondVax continues to remain in close contact with its main creditor, the European Investment Bank (EIB), to whom the Company has a €24 million outstanding debt. The EIB is supportive of the Company’s ongoing efforts to reposition itself and to date has not indicated an intent to recall the loan.

●	Assets: The Company’s highly advanced GMP vaccine manufacturing facility in Jerusalem is being maintained by its highly experienced staff as it seeks to expand its product asset pipeline in the coming quarters.

Management Comment

Mr. Amir Reichman, BiondVax’s CEO, commented, “My team and the Board are actively engaged in pursuing opportunities to diversify our pipeline of assets in light of our new mission. BiondVax’s vaccine development, manufacturing, and clinical trial experience, combined with our people’s deep industry experience and our highly advanced GMP vaccine manufacturing facility, provide us with an incredible untapped potential that I aim to realize over the coming years. I look forward to leading BiondVax to the next level.”

Reichman continued, “I would like to extend my personal appreciation and gratitude to our shareholders for their support and belief in our new mission, vision and strategy. Together with our employees, management, board and others, I believe we have the capability to successfully grow BiondVax even stronger financially while creating a diversified portfolio of assets to both improve our offering to future customers while reducing specific, single product risks.”

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza virus strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The Company is now pursuing opportunities in the infectious disease space towards development of a pipeline of diversified products and platforms.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green (Israel) | +1 646 201 9246 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F to be filed with the Securities and Exchange Commission on March 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			Translation
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	72,467	9,421	2,930
Other receivables	656	1,204	375

	73,123	10,625	3,305
LONG-TERM ASSETS:
Property, plant and equipment	34,981	39,607	12,319
Right-of-use assets	7,136	6,206	1,930
Other long-term assets	510	473	147

	42,627	46,286	14,396

	115,750	56,911	17,701
CURRENT LIABILITIES:
Trade payables	17,062	1,868	581
Current maturities of lease liabilities	694	654	203
Loan from others	-	60,421	18,793
Other payables	1,203	1,246	388

	18,959	64,189	19,965
LONG-TERM LIABILITIES:
Liability in respect of Government grants	14,812	-	-
Lease Liabilities	6,809	6,088	1,894
Loan from others	123,780	-	-
Warrants	16,354	-	-
Other payables	-	1,135	353
Severance pay liability, net	89	95	29

	161,844	7,318	2,276
SHAREHOLDERS' EQUITY:
Ordinary shares of no par value: Authorized: 600,000,000 shares at December 31, 2020 and 2019; Issued and outstanding: 461,285,824 and 402,351,657, shares as of December 31, 2020 and 2019, respectively	*)-	*)-	*)-
Share premium	255,285	310,197	96,484
Accumulated deficit	(320,338)	(324,793)	(101,024)

	(65,053)	(14,596)	(4,540)

	115,750	56,911	17,701

*)	Represents less than 1 NIS\USD

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars
Operating expenses:
Research and development, net of participations	71,913	68,645	51,463	16,007
Marketing, general and administrative	5,154	9,706	16,687	5,190
Other income	-	-	(75,484)	(23,479)

Total operating expenses (income)	77,067	78,351	(7,334)	(2,282)

Operating income (loss)	(77,067)	(78,351)	7,334	2,282
Financial income	2,936	4	3,843	1,195
Financial expense	(13,596)	(30,847)	(15,632)	(4,863)

Loss	(87,727)	(109,194)	(4,455)	(1,386)

Total comprehensive loss	(87,727)	(109,194)	(4,455)	(1,386)

Basic and diluted loss per share	(0.34)	(0.33)	(0.01)	(0.003)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	261,419,599	326,651,721	443,260,878	443,260,878

The notes in the Company’s annual report on Form 20-F are an integral part of the financial statements. The complete financial results are available in the 20-F to be filed with the Securities and Exchange Commission.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

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